SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 20 November, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 20 November, 2014

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 20 November 2014

ING Vysya Bank to merge with Kotak Mahindra Bank

ING Vysya Bank (Vysya) and Kotak Mahindra Bank (Kotak) today announced their intention to merge their respective businesses. The combination of their businesses will lead to a strengthened position as one of India’s leading privately held banks, with a wider geographical spread and enhanced expertise across customer segments and product categories.

With a current shareholding of 42.7%, ING is the largest shareholder in Vysya. ING has indicated its support for the proposed transaction to Vysya and Kotak. In line with ING’s Think Forward strategy, the merger of Vysya with Kotak will give ING a stake in a stronger bank with an excellent long-term potential for sustainable profitable growth. ING and Kotak also intend to explore areas of cooperation in cross border business.

In the proposed transaction, Vysya will be merged into Kotak. Shareholders of Vysya will receive 0.725 shares in Kotak for each Vysya share. Upon completion of the merger, ING would hold a stake of approximately 7% in the combined company, which will operate under the Kotak brand. ING’s holding in the combined company will be subject to a 1 year lock-up period from the closing of the transaction.

Based on Kotak’s one month average share price at closing to 19 November 2014, the exchange ratio represents a premium of 16% over the one month average share price of Vysya to 19 November 2014. Based on Vysya’s book value as per 30 September 2014, the proposed transaction is estimated to result in a pro-forma net profit for ING of approximately EUR 150 million to be booked at closing, and a limited positive impact on ING Bank’s common equity Tier 1 ratio.

The proposed transaction is subject to customary regulatory approvals and to approval of the shareholders of Kotak and Vysya. The transaction is expected to close in the second half of 2015.

About ING Vysya Bank

ING Vysya Bank is a Bangalore based bank offering retail, private and wholesale banking products to its more than two million customers. Established over 80 years ago, Vysya’s pan-Indian network spans around 573 branches. The bank has around 10,000 employees and shares are listed on the Bombay Stock Exchange and the National Stock Exchange of India (INGVYSYABK). In 1999 ING Bank’s predecessor Bank Bruxelles Lambert acquired an equity stake in Vysya bank which ING increased to around the current level in 2002. ING in 2002 also formed an Insurance joint-venture with Vysya, in which ING sold its interest in 2013.

About Kotak Mahindra Bank

Kotak Mahindra Bank is part of the Kotak Mahindra Group, one of India’s leading financial services conglomerates, founded in 1985. With 22,000 employees, the bank has a distribution network of [652] branches across India and international offices in London, New York, Dubai, Abu Dhabi, Mauritius and Singapore. Kotak offers wealth management and personal finance solutions, transaction banking and lending and advice to corporates and financial institutions. Kotak shares are listed on the Bombay Stock Exchange and the National Stock Exchange of India (KOTAKBANK).

NOTE FOR EDITORS

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare. For convenient access to the latest financial information and press releases both online and offline, download the ING Group Investor Relations and Media app for iOs on the Apple Store or for Android on Google Play.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396

Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin offering banking services through its operating company ING Bank and holding significant stakes in the listed insurers NN Group NV and Voya Financial, Inc. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s 53,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 20 November, 2014